
03032483

ROCK RESOURCES INC.
(the "Company")

News Release – PRESIDENT QUESTIONS MINISTER

September 26, 2003

The British Columbia (BC) Mining Investment Mission to London, led by the Honourable Richard Neufeld, B C Minister of Energy and Mines, made a presentation at the Mining Investment Seminar in conjunction with the Association of Mining Analysts in the London City Conference Centre on Tuesday 23 September 2003.

Minister's Presentation. In his presentation, the Minister stated that there was a new climate for mining investment in B C and outlined the new pro-mining policies of the B C Government. He went on to say that B C is poised to re-emerge as a major player in the world mining market and welcomes international investment. He summarized; "With a pro-business, free enterprise government, great infrastructure and excellent interactive geological databases for exploration, B C is back on the map as a prime mining investment area."

Question Time: At the end of the Mission presentations, questions were invited from the floor:

The President introduced himself by saying that he, together with other European friends, had invested some C$10,000,000 over the last eight years in various Junior Canadian companies. He stated that he had recently become a director and later President of Rock Resources Inc. in an effort to try and protect investor interests.

President's Questions:

If the new Government administration is pro-mining, why is it seeking leave to appeal to the Supreme Court of Canada to overturn an Appeal Court order to pay compensation for mineral claims expropriated by the previous administration?

How can international investors feel confident about investing in a Province which seeks to continue to evade its responsibility for paying compensation for assets expropriated by the Government? Compensation was promised by the Government.

Minister's Answers:

The Minister stated he was not prepared to negotiate from the podium and that the Government's position was that there was a voluntary arbitration process available to deal with such cases.

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President's Question:

Would the Minister comment on the fact that the Court of Appeal rejected the arbitration process because it was not an "adequate alternative remedy".

Minister's Answers:

The Minister stated again he was not prepared to negotiate from the podium and he was not prepared to comment upon a matter which was being dealt with in the Courts.

In making this announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This Government application is clearly in contravention of the Government's pro-mining policy and it raises doubts as to who controls policy in Victoria. Is it the Politicians or their lawyers? Further, the application seeks to turn this B C matter into a National issue. What do Politicians in other provinces and territories think of the B C Government taking action which may upset their own positions on the compensation issue? Investors and Management are mystified by the Government's continuing delay in paying compensation promised by the Government in October 1995. Management will continue to vigorously pursue this case".

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com